Filed Pursuant to Rule 433

Registration No. 333-135006

November 20, 2006

WELLS FARGO & COMPANY

$10,000,000 Floating Rate Notes Due November 27, 2046

Issuer:	Wells Fargo & Company

Title of Securities:	Floating Rate Notes Due November 27, 2046

Note Type:	Senior unsecured

Trade Date:	November 20, 2006

Settlement Date (T+5):	November 28, 2006

Maturity Date:	November 27, 2046

Aggregate Principal Amount

Offered:	$10,000,000

The Notes form a part of the series of Wells Fargo & Company’s Floating Rate Notes Due November 27, 2046 and have the same terms as the other floating rate notes of this series issued by Wells Fargo & Company on November 9, 2006 pursuant to a prospectus supplement dated November 2, 2006 which, together with the prospectus dated June 19, 2006, was filed with the Securities and Exchange Commission on November 6, 2006. The Notes will have the same CUSIP number as those other floating rate notes, will trade interchangeably with those other floating rate notes immediately upon settlement and will increase the aggregate principal amount of the series of the Floating Rate Notes due November 27, 2046 to $35,000,000.

Price to Public (Issue Price):

100%, plus accrued interest totaling $28,369.90 from November 9, 2006 (the original issuance date of the Floating Rate Notes Due November 27, 2046) through November 28, 2006, the date Wells Fargo & Company expects to deliver the Notes, and additional accrued interest, if any, from November 28, 2006 (the “Accrued Interest”)

Underwriting Discount

(Gross Spread):	1.00%

All-in Price (Net of

Underwriting Discount):	99.00%, plus the Accrued Interest

Net Proceeds:	$9,928,369.90

Benchmark:	Three-month LIBOR

Spread to Benchmark:	N/A

Interest Rate:	LIBOR Telerate

Index Maturity:	Three months

Interest Reset Period:	Quarterly

Interest Reset Dates:	February 27, May 27, August 27 and November 27, commencing February 27, 2007

Interest Payment Dates:	February 27, May 27, August 27 and November 27, commencing February 27, 2007, and at maturity

Denominations:	Minimum of $1,000 with increments of $1,000 thereafter; each owner of a beneficial interest in a Note will be required to hold such beneficial interest in a minimum principal amount of $1,000

Repayment:

A holder of the Notes may elect to have Wells Fargo repay the Notes, in whole or in part, on the repayment dates and at the repayment prices specified below (in each case expressed as a percentage of the principal amount of the Notes to be repaid), together with any accrued interest to the repayment date:

Repayment Date	Repayment Price
November 27, 2016	98.000%
November 27, 2017	98.250%
November 27, 2018	98.500%
November 27, 2019	98.750%
November 27, 2020	99.000%
November 27, 2021	99.250%
November 27, 2022	99.500%
November 27, 2023	99.750%
November 27, 2024 and on each November 27 thereafter	100.000%

Certain U.S. Federal

Income Tax Consequences:

Prospective investors seeking to treat the Notes as “qualified replacement property” for purposes of Section 1042 of the Internal Revenue Code of 1986, as amended, should be aware that Section 1042 requires the issuer to meet certain requirements in order for the Notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic operating corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have “passive investment income” in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year (the “passive income test”). For purposes of the passive income test, where the issuing corporation is in control of one or more corporations or such issuing corporation is controlled by one or more corporations, all such corporations are treated as one corporation (the “affiliated group”) when computing the amount of passive investment income under Section 1042.

Wells Fargo & Company believes that it is a domestic operating corporation and that less than 25 percent of its affiliated group’s gross receipts is passive investment income for the taxable year ending December 31, 2005. In making this determination, Wells Fargo has made certain assumptions and used procedures which it believes are reasonable. Wells Fargo cannot give any assurances as to whether it will continue to be a domestic operating corporation that meets the passive income test. It is, in addition, possible that the Internal Revenue Service may disagree with Wells Fargo & Company’s determination of its status as a domestic operating corporation or the manner in which Wells Fargo & Company has calculated the affiliated group’s gross receipts (including the characterization thereof) and passive investment income and the conclusions reached herein.

Pursuant to U.S. Treasury regulations, the issuance of the Notes will be treated as a “qualified reopening” of the Floating Rate Notes Due November 27, 2046 with an original issuance date of November 9, 2006 (the “Original Notes”). Therefore, for purposes of the rules governing original issue discount, the Notes will have the same issue date, issue price and adjusted issue price as the Original Notes. See “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Original Issue Discount” in the prospectus referred to above. The price to public for the Notes will also reflect interest accrued from November 9, 2006 (the “pre-issuance accrued interest”), which will be included in the accrued interest to be paid on the first interest payment date on February 27, 2007. In accordance with U.S. Treasury regulations, for purposes of the rules governing original issue discount, Wells Fargo & Company will exclude the pre-issuance accrued interest from the issue price of the Notes. In accordance with this treatment, holders must treat a corresponding portion of the interest payable on the first interest payment date as a return of the excluded pre-issuance accrued interest, rather than as an amount payable on the Notes.

Listing:	None

Underwriters:	Bear, Stearns & Co. Inc.

Underwriting:

The underwriting agreement provides that the underwriter is obligated to purchase all of the Notes if any are purchased. The underwriting agreement may be terminated by the underwriter prior to issuance of the Notes in certain circumstances.

Wells Fargo & Company has agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act.

If the Notes are not sold at the initial offering price, the underwriter may change the offering price and other selling terms.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-803-9204.